Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES 2009 SECOND QUARTER RESULTS

Toronto, August 6, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today reported unaudited net income for the quarter of $43.5 million, or $0.08 per share. Operating earnings were $91.0 million, down from $137.2 million in the second quarter of 2008. Cash flow from operations during the quarter was $63.7 million, compared to $118.3 million in the second quarter of 2008.

US $ millions, except earnings per share	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Sales	194.8	294.1	318.2	599.8
Operating earnings[1]	91.0	137.2	129.2	320.1
Income from continuing operations	43.5	96.6	29.3	177.9
Net income (loss)	43.5	(108.4)	34.9	(29.6)
Basic and diluted earnings (loss) per share:
From continuing operations	0.08	0.25	0.06	0.46
From discontinued operations	–	(0.53)	0.01	(0.53)
Basic and diluted income (loss) per share	0.08	(0.28)	0.07	(0.08)
Cash flow from operations	63.7	118.3	0.4	121.8

Commenting on the quarter, Mr. Phil Wright, President and CEO said, “We have seen a strong rebound from the low point last quarter with measures taken to improve performance and reduce cost paying off.

“Net income and cash flow are substantially improved from last quarter and our wholly–owned operations are well ahead of our internal expectations.

“Tenke reached another important milestone, with first sales recorded during the quarter. Sales of 12,000 tonnes of copper were recorded with production of approximately 16,000 tonnes. Our partner, and Tenke operator, Freeport McMoRan Copper and Gold, continues to deliver on the project timelines and we expect full production in the second half, providing substantial cash flows from operations at current copper and cobalt prices.”

Commenting on the outlook Mr. Wright said, “We remain cautious in the short–term with a continued focus on tight expenditure controls. In the medium to longer term, supply constraints are expected to emerge with the potential for base metal prices to move significantly higher.”

Highlights

  Sales for the quarter were $194.8 million, down 34% compared to sales in the second quarter of 2008 of $294.1 million. The decline is related to lower metal prices.

  Operating cost performance reflected reductions in contractor and materials costs, the modified operating plan at Aguablanca and the progressive closure at Galmoy. Total operating costs decreased by $43.2 million to $93.5 million from $136.7 million in the second quarter of 2008.

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1 Operating earnings is a Non–GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock–based compensation.

  Operating earnings of $91.0 million for the quarter were well ahead of internal expectations.

  Cash flow from operations for the quarter was an inflow of $63.7 million. This was down from $118.3 million in the second quarter of 2008 as a result of lower metal prices.

  First copper sales were recorded at the Tenke Fungurume copper–cobalt project in which the Company holds a 24.75% interest. A total of 12,000 tonnes were sold during the quarter. Cash payments to fund Tenke Project activities during the quarter were $29.4 million.

  Subsequent to the end of the quarter, the Company finalized a revised plan for the Aguablanca nickel mine based on a newly optimized pit design. Aguablanca is currently net cash flow positive and has run at a cash cost of $4.20 per pound of nickel, year to date. It is expected to remain cash flow positive over the life of the mine at an average price of $4.50 per pound of nickel1 . High initial strip ratios in the next 2 ½ years (11.5:1) equate to an initial higher cost requiring an average price around $5.50 per pound1 to achieve net cash flow break even over that period.

  The Galmoy mine achieved a well–controlled closure of mining operations while at the same time exceeding expectations by generating positive operating earnings and net cash flow.

Financial Position

  On July 6, 2009, the Company completed the restructuring of its credit facility. The revised terms incorporated in the Third Amending Agreement provide for a three year fully–revolving credit facility of US$225 million, and:

    Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and

    Financial covenants customarily required for a revolving–term facility, including minimum tangible net worth, interest coverage ratio and leverage ratio.

  The Third Amending Agreement removes the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver. Instead, it establishes that security will be extended to material assets acquired and specifies that reductions in the facility if the Company’s principal mining assets are disposed or in whole or in part.

  Operating cash inflow of $63.7 million covered all capital expenditures and the funding of Tenke. Net proceeds of $148.8 million from the bought deal financing in April 2009 reduced the net debt2 to $110.7 million from $259.5 million at the end of the previous quarter. Cash on hand at June 30, 2009 was $148.1 million.

  On April 27th the Company closed a bought–deal public offering for total net proceeds of $148.8 million. The Company issued 92 million common shares of the Company at a price of C$2.05 per share.

  During April, the Company entered into multiple option collar arrangements to protect against near–term decreases in the price of copper. The contracts establish a weighted average floor price of $1.87 per pound and a weighted average maximum price cap of $2.39 per pound. The contracts, which expire over 12 months, were for approximately 40,000 tonnes of copper.

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[1] Based on a copper price of $2.30/lb and a €/$ of 1.40.
[2] Net debt is a Non–GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Outlook

Wholly–owned operations continue to perform in–line with, or ahead of, internal expectations and production guidance has been lifted marginally to reflect this:

(contained tonnes)	Revised Outlook	Outlook at Q1–2009
Copper	91,000	90,000
Zinc	100,000	98,000
Lead	40,000	40,000
Nickel	7,200	6,800

Base metal prices rebounded strongly in the quarter in response to strategic purchasing by China and an improving economic outlook.

The Company remains cautious in the short–term with a continued focus on tight expenditure controls. In the medium to longer term, supply constraints are expected to emerge with the potential for base metal prices to move significantly higher.

Updated cost1 guidance for the year, dependent on exchange rates, is as follows:

  Neves–Corvo: around $1.05 per pound of copper;

  Zinkgruvan: around $0.30 per pound of zinc; and

  Aguablanca: around $4.80 per pound of nickel (cost is highly leveraged to metal price owing to the price participation formula in the smelter terms).

The zinc expansion project at Neves–Corvo, designed to produce a minimum of 50,000 tonnes per annum of zinc from existing orebodies, has been re–started. Production is expected to build up from early 2011 reaching full production rates during the third quarter 2011. The estimated cost of the project is €43 million of which €1.6 million has already been spent.

Capital expenditures for the year are expected to be around $160 million which includes: $60 million of sustaining capital; $40 million of new investment in existing operations (Zinkgruvan copper project; Neves– Corvo new copper circuit, paste project, zinc expansion and the pre–feasibility study for the Lombador zinc deposits) and $60 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies, sustaining capital and other related costs). The $30 million increase in estimate from last quarter arises owing to: $10.0 million of additional payments estimated for Tenke as advised by Freeport; and $20 million of payments in related to spending/commitments in the prior year but for which amounts were paid in the current year.

All of the Company’s operations are expected to be free cash flow positive.

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1 C1 cash costs, net of by–product credits

Second Quarter 2009 Results

Financial and Operational Highlights

	Three months ended June 30		Six months ended June 30
(USD millions, except per share amounts)	2009	2008	2009	2008
Sales	194.8	294.1	318.2	599.8
Operating earnings[1]	91.0	137.2	129.2	320.1
Depletion, depreciation & amortization	(38.5)	(55.0)	(82.0)	(107.9)
General exploration and project investigation	(4.1)	(8.6)	(9.4)	(18.7)
Interest and bank charges	(4.4)	(3.8)	(8.4)	(7.2)
Foreign exchange income (loss)	13.4	(2.3)	6.2	(8.5)
(Loss) gain on derivative contracts	(9.2)	3.7	(9.2)	2.5
Loss from equity investments	(3.5)	(0.2)	(4.5)	(0.3)
Other income and expenses	0.8	(1.5)	3.0	1.3
Earnings (loss) from before discontinued operations and income taxes	45.5	69.4	24.9	181.3
Income tax (expense) recovery	(2.0)	27.2	4.4	(3.4)
Net earnings after taxes before discontinued operations	43.5	96.6	29.3	177.9
Gain (loss) from discontinued operations	–	(205.0)	5.6	(207.5)
Net income (loss)	43.5	(108.4)	34.9	(29.6)

Shareholders’ Equity			2,845.0	3,630.4
Cash flow from operations	63.7	118.3	0.4	121.8
Capital expenditures (excl. Investment in Tenke)	28.4	81.3	62.0	160.6
Net debt[2]			110.7	95.7

Key Financial Data	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Shareholders’ equity per share[3]			4.91	9.30
Basic and diluted (loss) earnings per share	0.08	(0.28)	0.07	(0.08)
Basic and diluted (loss) earnings per share before discontinued operations	0.08	0.25	0.06	0.46
Dividends	–	–	–	–
Equity ratio[4]			0.77	0.73
Shares outstanding:
Basic weighted average	552,137,068	390,413,431	519,964,158	390,617,238
Diluted weighted average	552,170,964	390,586,366	519,971,178	390,775,463
End of period			579,433,771	390,413,431

Production Summary	Three months ended June 30			Six months ended June 30
(excluding Aljustrel)	2009	2008	Change	2009	2008	Change
Copper (tonnes)	23,992	23,478	2.2%	48,232	48,418	–0.4%
Zinc (tonnes)	31,962	41,622	–23.2%	66,239	81,684	–18.9%
Lead (tonnes)	12,478	12,397	0.7%	25,348	24,974	1.5%
Nickel (tonnes)	1,960	1,954	0.3%	3,921	3,802	3.1%
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[1] Operating earnings is a Non–GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock–based compensation. See page 26 of this MD&A for discussion of Non–GAAP measures.
[2] Net debt is a Non–GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt–related obligations. See page 26 of this MD&A for discussion of Non–GAAP measures.
[3] Shareholders’ equity per share is a Non–GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period. See page 26 of this MD&A for discussion of Non–GAAP measures.
[4] Equity ratio is a Non–GAAP measure defined as shareholders’ equity divided by total assets at the end of period. See page 26 of this MD&A for discussion of Non–GAAP measures.

The 2009 second quarter financial statements, management’s discussion and analysis and notes to the financial statements are available on Sedar (www.sedar.com) or the Company’s website (www.lundinmining.com).

About Lundin Mining

Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves–Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations North America: +1–604–689–7842
Josh Crumb, Director of Corporate Development Toronto: +1–416–342–5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is “forward–looking information” within the meaning of the Ontario Securities Act or “forward–looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward–looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward–looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward–looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward–looking statements. Accordingly, readers are advised not to place undue reliance on forward–looking statements.

Cautionary Notes to Investors – Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43–101 – Standards of Disclosure for Mineral Projects (“NI 43–101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

Pursuant to NI 43–101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.